PE 1/17/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004022

March 15, 2016

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: ~~14a-8 (ODS)~~
Rule: 14a-8 (ODS)
Public
Availability: 3-15-16

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2016

Dear Mr. Mueller:

This is in response to your letter dated January 17, 2016 concerning the shareholder proposal submitted to Amazon by Arjuna Capital on behalf of Margherita Baldwin and Michael Baldwin, and Pax World Mutual Funds. We also have received a letter on the proponents' behalf dated February 17, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

March 15, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 17, 2016

The proposal requests that the company prepare a report on its policies and goals to reduce the gender pay gap.

We are unable to concur in your view that Amazon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Amazon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2016

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Amazon.com Inc.'s January 17, 2016 Letter Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Margherita and Michael Baldwin et al. Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of Margherita and Michael Baldwin and Pax World Mutual Funds by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter ("Proponents"), who are beneficial owners of shares of common stock of Amazon.com Inc. (the "Company" or "Amazon"), and who have submitted a shareholder proposal (the "Proposal") to Amazon, to respond to the letter dated January 17, 2016 sent to the Office of Chief Counsel by the Company ("Company Letter"), in which Amazon contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8(i)(3).

We have reviewed the Proposal and the Company Letter, and based upon the forgoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Amazon's 2016 proxy statement because the Proposal is not so inherently vague or indefinite that neither the shareholders voting on the Proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires.

The Proponents urge the Staff to deny the Company's no action request.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Mark Hoffman at Amazon.com Inc. and Amazon's Counsel, Ronald O. Mueller via email at RMueller@gibsondunn.com.

The Proposal

The Resolved Clause of the Proposal States:

> **Resolved:** Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.
>
> The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

The Supporting Statement of the Proposal States:

Supporting Statement: A report adequate for investors to assess Amazon's strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

The full text of the Proposal is available in Exhibit A.

Analysis

The Proposal is Not Excludable Under Rule 14a-8(i)(3)

In Amazon's January 17th Letter, the Company argues that the Proposal may be excluded under rule 14a-8.

Specifically, the Company seeks to exclude the Proposal according to Rule 14a-8(i)(3) on the grounds that "the Proposal is Impermissibly Vague and Indefinite so as to be Inherently Misleading," noting "the Proposal refers to an external set of guidelines for implementing the Proposal but fails to accurately or sufficiently describe those guidelines so that neither shareholders not the Company can determine what action the Proposal requires, rendering the Proposal impermissible vague and misleading."

A proposal is only excludable under Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." [Staff Legal Bulletin No. 14B (Sept. 15, 2004)("SLB 14B")]. Further "staff will concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is materially false or misleading. If the Company is unable to discharge their burden then the proposal must be included. *Prudential Financial Inc.* (February 18, 2011).

Any reasonable shareholder would understand the concerns voiced in the Proposal and the matter on which he/she/it is being asked to vote.

A. The Company has Not Met its Burden of Objectively Demonstrating that the Proposal is Excessively Vague:

The Company has read considerably past the plain language interpretation of the Proposal and in so doing does not meet its burden of objectively demonstrating that the Proposal is excessively vague. Specifically, the Company argues that, "the Proposal refers to an external set of guidelines for implementing the Proposal but fails to accurately or sufficiently describe those guidelines so that neither shareholders not the Company can determine what action the Proposal requires, rendering the Proposal impermissibly vague and misleading."

In fact, **the Proposal does not refer to an external set of guidelines for implementing the Proposal**, but simply refers to a common definition to describe the gender pay gap, making it clear to shareholders and the Company. Wikipedia, a common reference guide, refers to the same definition. The text of the Proposal is repeated here:

> **Resolved:** Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.
>
> The gender pay gap is **defined** as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development. [Proponent's Emphasis]

Not only does the Proposal not cite the Organization for Economic Cooperation and Development (OECD) as a having a "set of guidelines for implementing the Proposal," the request in the Resolved clause is that Amazon prepare a report on "the Company's policies and goals to reduce the gender pay gap." **The Proposal does not ask the Company to implement a set of OECD guidelines.** In fact, there is nothing in this Proposal that requires anyone to understand the arcane details of the OECD's calculations, because OECD in this instance is only used as a reference for a definition that is clear on its face. The Company's assertion that the Proposal refers "to a third-party standard for reporting on the gender pay gap" as a "central and critical aspect of the Proposal" is simply untrue.

The Commission has made it clear that when determining whether a Proposal is excludable under Rule 14a-8(i)(3) it will apply a "case-by-case analytical approach" to each proposal. Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release"). However, because this means that the vagueness analysis becomes a very fact-intensive and time consuming determination, the Staff has expressed significant concern about becoming overly involved and caught up in the minutia that companies have been known to argue. SLB 14B. The Staff stated in SLB 14B that "Rule 14a- 8(g) makes clear that *the company bears the burden* of demonstrating that a proposal or statement may be excluded." [Proponents' emphasis] In this case, the Company has clearly not met its burden.

The Company cites a number of cases that have been found excludable pursuant to Rule 14a-8(i)(3) that sought "to impose a standard by reference to a particular set of external guidelines" but did not "sufficiently describe the substantive provisions of the external guidelines." The Proposal at hand is distinct from all of these cases, as **the Company-cited cases explicitly ask for an external guideline to be applied.** In *Chevron Corp.* (March 15, 2013), found excludable, the proposal **explicitly** requested that the "Board of Directors adopt a policy that the Board's Chair be an independent director **according to the definition set forth in the New York Stock Exchange standards.**" [Proponents' emphasis] In *Dell Inc.* (March 30, 2012) an external standard was again **explicitly** requested, specifically for nominees named by "shareholders of whom one hundred or more **satisfy SEC Rule 14a-8(b) eligibility requirements.**" [Proponents' emphasis] In *Exxon Mobil Corp.* (Naylor) (March 21, 2011), again the proposal pointed **explicitly** to an external standard, to "report on the community and environmental impact of its logistics decisions, **using guidelines from the Global Reporting Initiative,**" without describing those guidelines. In *AT&T Inc.* (February 16, 2010), the proposal requested, among many requests, that the company report on "payments (both direct and indirect) used for grassroots lobbying communications **as defined in 26 CFR § 56.4911-2,**" **explicitly** requesting an external standard to which no reasonable person would be familiar. Similarly, in *Johnson & Johnson* (February 7, 2013), the **explicitly** requested **adoption of the external standard of the "Glass Ceiling Commission's business recommendations"** were not described. In all of these cases, shareholders could not be expected to determine the action requested upon plain reading of the proposal, as the external standards were not described. That is not the case with the current

Proposal, which does not explicitly request any standard by which the Proposal should be implemented. That determination is purposefully left to management.

The Company is also false in its assertion that the Proposal "inaccurately describes the standard being requested under the proposal." In fact no standard is requested or inaccurate description made. The Company cites a number of decisions to argue it's case, but those cases are irrelevant as unlike in *McDonald's Corp.* (March 13, 2001), Honeywell Int'l Inc. (February 3, 2009), or AllState Corp (Chris Rossi) (February 16, 2009), the current proposal does not incorrectly describe any standards because it does not point to any set of standards to implement the proposal. In *KeyCorp* (March 15, 2013) the proposal was found excludable for the same reason as *Chevron* 2013, as the proposal explicitly requested an external standard, but did not define it. The same rationale is applied in *McKesson Corp.* (April 17, 2013); *Cardinal Health, Inc.* (July 6, 2012); and *Ashford Hospitality Trust Inc.* (March 15, 2013) (excludable because the "proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent" director, but does not provide information about what this definition means").

Shareholders and the Company Can Determine What Actions the Proposal Seeks: The Gender Pay Gap is a Significant Social Policy Issue.

As noted in Staff Legal Bulletin 14G (October 16, 2012) ("SLB 14G"):

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under 14a-8(i)(3) as vague and indefinite

The Proposal, in its entirety, clearly provides the information necessary for shareholders and the Company to determine what actions the Proposal seeks. Of note, the Proposal **does not** refer "to a website with information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires," as the Company falsely asserts, because such information is contained in the proposal and the supporting statement. The definition of the gender pay gap serves, as that, a simple definition.

The gender pay gap, defined or not, is a commonly understood and significant social policy issue and a topic on which shareholder are equip to weigh in. The definition is simply included to prevent an argument by the Company that the Proposal is vague or indefinite.

In fact, the first reference to the gender pay gap is from the US Census Bureau, which reports women's wages as a percentage of male earnings, in the same manner as the OECD. This statistic is cited widely is mainstream press, including *The New York Times, CNN, Fortune, Forbes, The Guardian, Fast Company,* and *The Washington Post;* as well as by President Obama, and Presidential Candidate Bernie Sanders.

Because of the prominence of the gender pay gap as a significant social policy issue engendering widespread public debate, shareholders and the Company can certainly be expected to understand its meaning. One can simply search "gender pay gap" in Google to find hundreds of thousands of news stories about the issue over a span of years and peaking in 2015 and early 2016. There are also hundreds of thousands of scholarly works on the subject. As of this January, California has a law in place representing one of the strongest efforts to address the gender pay gap. http://www.latimes.com/local/political/la-me-pc-gov-brown-equal-pay-bill-20151006- story.html. And support for the California bill was so widespread that the California Chamber of Commerce and most state Republican lawmakers supported it. The subject also drew dramatic attention at last year's Academy Awards when Actress Patricia Arquette called for equal pay in her acceptance speech, generating hundreds of news stories.

A recent decision by the Staff upheld a similar proposal under Rule 14a-8(i)(3) and Rule 14a-8(i)(7) asking for a report demonstrating that the company does not have a gender pay. *Citigroup Inc.* (February 2, 2016). As with *Citigroup* 2016, it cannot be reasonably concluded that shareholders or the Board would be unable to ascertain with reasonable certainty the action the Proposal requires.

To assert that, "shareholders cannot determine with any reasonable certainty from the information containing in the Proposal and supporting statement what the Company's report should address" is simply false. **Proponents expect the Company to report on its policies and goals to reduce the gender pay gap, as Management and the Board sees fit.**

B. <u>The Proposal Does Not Seek To Micro-manage the Company</u>

If the Proposal sought intricate detail by suggesting formulas or methods of implementation, as suggested by the Company, the Proposal would almost certainly be found excludable by the Staff, as seeking to micro-manage the Company.

The SEC explained in the 1998 Release that proposals are not permitted to seek "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

While the Company does not make a micro-management argument, we would like to take this opportunity to point out that the proposal is not seeking any intricate details, nor does it seek to implement complex policies. As demonstrated above, the issue has entered the mainstream media, such that it does not constitute a complex issue that is beyond the ability of shareholders to understand or make decisions about with respect to how to vote on the Proposal.

If the Proponent were to have submitted an alternative construction and prescribed an exact formula or method of implementation, the Proposal would surely be impermissible under the proxy rule. **The Proponent expects the Company to take the prescribed action of reporting on "the Company's policies and goals to reduce the gender pay gap" in the way it sees fit.**

Proponents purposely leave the method of implementation for reporting on the gender pay gap to the discretion of the Company, in accordance with proxy rules. While the Company argues that the Proposal "does not fully describe or identify how one is to calculate the 'gender pay gap'" and "gives no indication of how earnings should be calculated for purposes of the requested report," requesting such a calculation would be akin to micro managing. The Proposal allows the Company discretion to determine how to implement the Proposal.

Further, the Company describes the multiple ways that the Company could measure the gender pay gap. The Proponent understands that this is and should be precisely the case: that the Company's Board and Management have the authority to make strategic decisions and not be micro-managed by shareholders. An array of actions by the Board could be taken consistent with the Proposal, but none are dictated. Providing discretion to the Company regarding implementation does not make the entire Proposal vague and indefinite. Shareholders do not need to understand how the Board will implement a report on the gender pay gap, what they are voting on is whether the Board should report "on the Company's policies and goals to reduce the gender pay gap."

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Mark Hoffman, Vice President and AGC, Corporate & Securities, and Legal COO
Amazon.com Inc.

Ronald O. Mueller, Amazon's Counsel, via email at RMueller@gibsondunn.com.
Gibson, Dunn & Crutcher LLP

<u>Appendix A</u>

Gender Pay Equity

Whereas:

The median income for women working full time in the United States is reported to be 78 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2058.

Technology-industry recruiting firm Dice reports men earned nearly 10,000 dollars more than women on average in 2014. Glassdoor's 2014 Tech Company Base Salary Comparison By Gender reports women Software Development Engineers II at Amazon earn 10,150 dollars less than their male counterparts.

Meanwhile, the industry struggles to attract and retain women workers.

Women make up just 26 percent of the US tech workforce, few women hold senior management and board positions, and there are high rates of attrition among women. The Harvard Business Review reports 41 percent of highly qualified scientists, engineers, and technologist in entry level positions are female, yet 56 percent of midcareer women leave the field.

At Amazon, approximately 37 percent of employees are women, and women account for only 25 percent of leadership. The *Seattle Times* reports the city's pay gap has ballooned, pondering, "Did Amazon's growth widen the gender pay gap in Seattle?"

A large body of evidence suggests diversity leads to better performance. Mckinsey & Company states "the business case for the advancement and promotion of women is compelling" finding companies with highly diverse executive teams boasted higher returns on equity (+10.7 percent), earnings performance (+91.4 percent), and stock price growth (+36 percent). McKinsey advocates best practices to address this underleveraged opportunity including "tracking and eliminating gender pay gaps."

The National Center for Women and Information Technology reports benefits of gender diversity include better financial performance, superior team dynamics and productivity, and employee performance.

Regulatory risk exists as the Paycheck Fairness Act of 2014 pends before Congress to improve company-level transparency and strengthen penalties for equal-pay violations.

President Obama signed an executive action requiring companies who do business with the federal government to report pay data by gender and race. The California Senate recently passed the Fair Pay Act, one of the strongest measures yet to close the gender pay gap.

The *Wall Street Journal* reports, "Academic research attributes salary inequalities to several factors—from outright bias to women failing to ask for raises." A Harvard University economist concluded the gap stems from women making less in the same jobs.

Tech peers Salesforce and GoDaddy have publically committed to close the gender pay gap.

Resolved: Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

Supporting Statement: A report adequate for investors to assess Amazon's strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 17, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of Margherita and Michael Baldwin et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") for its 2016 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from Arjuna Capital/Baldwin Brothers Inc. on behalf of Margherita and Michael Baldwin and from Pax World Mutual Funds (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.
>
> The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal refers to an external set of guidelines for implementing the Proposal but fails to accurately or sufficiently describe those guidelines so that neither shareholders nor the Company can determine what action the Proposal requires, rendering the Proposal impermissibly vague and misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) when it is vague and indefinite so that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff consistently has concurred with exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that, like the Proposal, seek to impose a standard by reference to a particular set of external guidelines, when the proposal or supporting statement failed to sufficiently describe the substantive provisions of the external guidelines. For example, in *Chevron Corp.* (avail. March 15, 2013), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal referred to, but did not explain, the New York Stock Exchange listing standards for determining whether a director qualified as an independent director. Because an understanding of the New York Stock Exchange listing standards' definition of "independent director" was necessary to determine with any reasonable certainty exactly what actions or measures the proposal required, the Staff explained, "[i]n our view, this definition is a central aspect of the proposal." Thus, the Staff concurred in exclusion of the proposal "because the proposal does not provide information about what the New York Stock Exchange's definition of 'independent director' means." *See, e.g., Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain shareholder-named director nominees in company proxy statements, including any nominee named by "shareholders of whom one hundred or more satisfy SEC Rule 14a-8(b) eligibility requirements"); *MEMC Elec. Materials, Inc.* (avail. Mar. 7, 2012) (same); *Chiquita Brands Int'l, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56,4911-2"); *Johnson & Johnson (Gen. Bd. of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations).

In Staff Legal Bulletin 14G (Oct. 16, 2012) ("SLB 14G"), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and

> determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

In addition, the Staff has permitted exclusion of proposals under Rule 14a-8(i)(3) where the proposal, as in the current instance, inaccurately describes the standard being requested under the proposal, including where that standard is set forth in a set of external guidelines. In *McDonald's Corp* (avail. Mar. 13, 2001), the Staff permitted exclusion of a shareholder proposal requesting that the company adopt of a set of standards based on the SA8000 Social Accountability Standards (the "SA8000 Standards") because the proposal incorrectly described those standards. The company argued "[t]hat ambiguity is introduced by the way the SA8000 Standards are characterized in the [p]roposal and by the fact that the [p]roposal does not set forth the full text of the SA8000 Standards, but instead relies on a reference to them." Specifically, the proposal referred to the SA8000 Standards, but only included a portion of the requirements set forth in those standards, and conflated those requirements with conventions from the International Labor Organization. Similarly, in *Honeywell Int'l Inc.* (avail. Feb. 3, 2009, *recon. denied* Mar. 10, 2009), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) because the proposal called for an independent director and stated that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation." While there was technically an explanation of the external standard, the company argued that the cursory nature of the proposal's definition of independence made the proposal impermissibly vague and indefinite, and the Staff agreed. As well, in *KeyCorp* (avail. Mar. 15, 2013), the Staff concurred in the exclusion of a proposal requesting that the company "establish a policy requiring that the Board's chairman be an 'independent director,' as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KEYCORP." In its response letter, the Staff stated that the New York Stock Exchange definition of director independence was a "central aspect" of the proposal, yet the proposal "does not provide information about what this definition means." The Staff also concurred in the exclusion of other independent chair stockholder proposals that referred to the New York Stock Exchange or NASDAQ independence standards without describing those standards. *See McKesson Corp.* (avail. Apr. 17, 2013); *Ashford Hospitality Trust, Inc.* (avail. Mar. 15,

2013); *Chevron Corp.* (avail. Mar. 15, 2013); and *Comcast Corp.* (avail. Mar. 15, 2013). *See also Cardinal Health, Inc.* (avail. July 6, 2012) (concurring with the exclusion of a similar proposal, the Staff noted that "neither [stockholders] nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.") *See also Allstate Corp. (Chris Rossi)* (avail. Feb. 16, 2009), (permitting the exclusion of a proposal requesting that the board provide for an independent lead director who would be independent under the standard set by the Council of Institutional Investors ("CII") because the proposal incorrectly described the standard by referring to the CII's independent director standard as "a person whose directorship constitutes his or her only connection to the corporation," where the CII definition of independent director permitted certain types of "trivial" connections between a director and the company and also contemplated situations in which relationships among board members might impair a director's independence even if the director's only relationship to the corporation was his or her directorship); *Pfizer Inc.* (avail Feb. 18, 2003), (concurring with the exclusion of a proposal requesting the company's board of directors make all stock option grants to management and the board at no less than the "highest stock price" where company argued it would not know what "the highest stock price" referred to)."

In the current instance, the Proposal states that "gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development." The Organization for Economic Cooperation and Development (the "OECD") makes available through its website the OECD Family Database, which includes "indicators on the situation of families and children."[1] The indicator titled "LMF1.5 Gender pay gaps for full-time workers and earnings by educational attainment" ("Indicator LMF1.5") begins with the brief explanation quoted in the Proposal, providing a general statement of what the "gender pay gap" is: "The gender pay gap is measured as the difference between male and female earnings as a percentage of male earnings."[2] This description of "gender pay gap" is similar to the language used in the Proposal, but as with the language in the Proposal, does not fully describe or identify how one is to calculate the "gender pay gap." Thus, immediately following the foregoing sentence, Indicator LMF1.5 goes on to provide critical detail and to explain that there are multiple ways this measure is calculated, stating:

> It [the gender pay gap] is shown here [(in the charts below)] at average earnings – measured in most cases by the median, as opposed to the mean – to reflect gender

[1] Available at http://www.oecd.org/els/family/database.htm (last visited Jan. 17, 2016).

[2] Available at http://www.oecd.org/els/family/LMF_1_5_Gender_pay_gaps_for_full_time_workers.pdf (last visited Jan. 17, 2016).

> differences in general earnings, and also at the 90th and 10th percentiles of the earnings distribution to capture gender gaps among high and low earners. It should be pointed out that in all cases the gender pay gap is unadjusted, that is, not corrected for gender differences in observable characteristics that may explain part of the earnings gap. However, to account for gender differences in working hours and part-time employment[,] measures are based where possible on earnings for full-time employees only (see the 'definitions and sources' tab in the accompanying excel file for more detail). (emphasis added)

As reflected by the foregoing statement, in Indicator LMF1.5, the OECD applies a variety of different definitions to "gender pay gap." The footnotes to Chart LMF1.5.A. and Chart LMF1.5.C. explain that for those charts, "[t]he gender wage gap is unadjusted, and is calculated as the difference between median earnings of men and women relative to median earnings of men. Estimates of earnings used in the calculations refer to gross earnings of full-time wage and salary workers" (emphasis added). In contrast, the footnote to Chart LMF1.5.D explains that for that chart, "[t]he gender gap is unadjusted and is calculated as the difference between mean average annual full-time, full-year earnings of 25-64 year old men and of women as a percentage of 25-64 year old men's earnings." (emphasis added).

In addition, the "'definitions and sources' tab in the accompanying excel file" referred to in the OECD report contains a list of the 43 definitions of "earnings" OECD "used for the calculation of the gender pay gap in [the charts contained in Indicator LMF1.5]."[3] The Proposal gives no indication of how earnings should be calculated for purposes of the requested report.

The Proposal's cursory reference to the "gender pay gap" being "the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development" is misleading, as it does not reflect the fact that the OECD uses many different standards for calculating the "gender pay gap," and is vague, as it does not clarify for either shareholders or the Company which of the many possible definitions employed by the OECD is to be used under the Proposal. A shareholder reviewing the Proposal might think the "gender pay gap" is a clearly defined and discrete standard that is set forth in the text of the Proposal and universally used by the OECD, whereas neither is the case. Among other things, the Proposal makes no mention of whether the gender pay gap is calculated based on median earnings or mean average earnings, whether earnings are calculated based only on full-time employees or full-time/full-

[3] Available at http://www.oecd.org/els/family/LMF_1_5_Gender_pay_gaps_for_full_time_workers.xlsx (last visited Jan. 17, 2016).

year employees, or whether part-time employees should be included (and if so, whether their earnings should be converted to a full-time equivalent basis). Finally, the Proposal gives no indication of which of the various definitions of earnings used by the OECD is to be applied. As noted by commenters to the SEC's pay ratio rules,[4] identifying the median employee or median compensation is quite complex and expensive in comparison to using other standards for comparing pay such as mean average. As well, different calculation methods for determining "earnings" could show significantly different results. Thus, by referring to a third-party standard for reporting on the gender pay gap, a central and critical aspect of the Proposal, but failing to adequately describe the standard, and in fact misleadingly suggesting that there is a single, clearly understood OECD standard, the Proposal is impermissibly vague and misleading.

As with the precedent cited above, shareholders cannot determine with any reasonable certainty from the information contained in the Proposal and supporting statement what the Company's report should address. Specifically, while the Proposal refers to "gender pay gap" "according to the [OECD]," it completely fails to inform shareholders how that measure should be calculated or to clarify what standard it means to be applied. Merely referring to the OECD is not sufficient because (1) the various OECD formulas for the term are not actually described in the Proposal, and (2) it is not clear which of the many OECD formulas for the term the Company is being requested to use. Thus, just as in *McDonald's Corp.*, ambiguity is introduced by the way the OECD definitions are characterized in the Proposal. As in *KeyCorp*, the standard referenced by the Proposal is a central aspect of the Proposal, yet the Proposal does not provide adequate information about what this standard means. Thus, as in *McDonald's Corp.*, *Honeywell Int'l Inc.*, *KeyCorp*, *Allstate Corp. (Chris Rossi)*, and the other precedent cited above, the Proposal and its supporting statement do not adequately inform shareholders of the nature and scope of the critical term "gender pay gap," and instead rely on an external reference that is insufficiently and inaccurately described. Therefore the Proposal may property be excluded under Rule 14a-8(i)(3) as vague and indefinite.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

---

[4] *See, e.g.*, letters from Hyster-Yale Materials Handling, Inc. (Dec. 2, 2013); NACCO Industries, Inc. (Dec. 2, 2013).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Mark Hoffman, the Company's Vice President & Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,

Ronald O. Mueller

ROM/kp
Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Natasha Lamb, Arjuna Capital/Baldwin Brothers Inc.
Margherita and Michael Baldwin
Heather Smith, Pax World Mutual Funds

GIBSON DUNN

EXHIBIT A

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

December 11th, 2015

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

RECEIVED
DEC 16 2015
AMAZON.COM, INC.
LEGAL DEPARTMENT

Dear Mr. Zapolsky:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Amazon.com, Inc. on behalf of our clients Michael Baldwin and Margherita Baldwin. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Michael Baldwin and Margherita Baldwin hold more than $2,000 of AMZN common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in this position continuously through the date of the 2016 annual meeting. Enclosed please find verification of the position and a letter from Michael Baldwin and Margherita Baldwin authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Amazon about the contents of our proposal.

Please direct any written communications to me at the address below or to natasha@arjuna-capital.com. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Jeffrey P. Bezos, Chief Executive Officer

Enclosures

Gender Pay Equity

Whereas:

The median income for women working full time in the United States is reported to be 78 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2058.

Technology-industry recruiting firm Dice reports men earned nearly 10,000 dollars more than women on average in 2014. Glassdoor's 2014 Tech Company Base Salary Comparison By Gender reports women Software Development Engineers II at Amazon earn 10,150 dollars less than their male counterparts.

Meanwhile, the industry struggles to attract and retain women workers.

Women make up just 26 percent of the US tech workforce, few women hold senior management and board positions, and there are high rates of attrition among women. The Harvard Business Review reports 41 percent of highly qualified scientists, engineers, and technologist in entry level positions are female, yet 56 percent of midcareer women leave the field.

At Amazon, approximately 37 percent of employees are women, and women account for only 25 percent of leadership. The *Seattle Times* reports the city's pay gap has ballooned, pondering, "Did Amazon's growth widen the gender pay gap in Seattle?"

A large body of evidence suggests diversity leads to better performance. Mckinsey & Company states "the business case for the advancement and promotion of women is compelling" finding companies with highly diverse executive teams boasted higher returns on equity (+10.7 percent), earnings performance (+91.4 percent), and stock price growth (+36 percent). McKinsey advocates best practices to address this underleveraged opportunity including "tracking and eliminating gender pay gaps."

The National Center for Women and Information Technology reports benefits of gender diversity include better financial performance, superior team dynamics and productivity, and employee performance.

Regulatory risk exists as the Paycheck Fairness Act of 2014 pends before Congress to improve company-level transparency and strengthen penalties for equal-pay violations.

President Obama signed an executive action requiring companies who do business with the federal government to report pay data by gender and race. The California Senate recently passed the Fair Pay Act, one of the strongest measures yet to close the gender pay gap.

The *Wall Street Journal* reports, "Academic research attributes salary inequalities to several factors—from outright bias to women failing to ask for raises." A Harvard University economist concluded the gap stems from women making less in the same jobs.

Tech peers Salesforce and GoDaddy have publically committed to close the gender pay gap.

Resolved: Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

Supporting Statement: A report adequate for investors to assess Amazon's strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

BALDWIN BROTHERS

December 4rd, 2015

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Amazon.com, Inc. (AMZN) regarding Gender Pay Equality.

I am the beneficial owner of more than $2,000 worth of common stock in AMZN that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the Company's annual meeting in 2016.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the Corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Michael Baldwin

Margherita Baldwin

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Pershing
Advisor Solutions®

December 11th, 2015

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Mr. Zapolsky:

Re: Michael Baldwin and Margherita Baldwin***FISMA & OMB MEMORANDUM M-07-16***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Baldwin Brothers Inc. manages and which holds in the account # ***FISMA & OMB MEMORANDUM M-07-16*** 100 shares of common stock in Amazon.com, Inc. (AMZN).*

As of December 11th, Michael Baldwin and Margherita Baldwin held, and have held continuously for at least one year, 100 shares of AMZN stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Kaylyn Norvell
Vice President
Account Manager
Pershing Advisor Solutions LLC, a BNY Mellon company
www.pershingadvisorsolutions.com
Office: 321-249-4965
Fax: 866-355-5571
Email: knorvell@pershing.com

*DATE: The 100 shares have been held at Pershing since 11/17/2014

PAX

December 16, 2015

RECEIVED

DEC 18 2015

AMAZON.COM, INC.
LEGAL DEPARTMENT

David A. Zapolsky
Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109

Dear Mr. Zapolsky:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2015 proxy statement of Amazon.com, Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding gender pay equity, at the 2016 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of the Company's shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held. We have attached a letter confirming our proof of ownership.

This Proposal is being co-filed with Arjuna Capital/Baldwin Brothers Inc. ("Arjuna"), which serves as the lead proponent ("Lead Filer"). Pax World designates Arjuna as the Lead Filer to act on Pax World's behalf for all purposes in connection with this Proposal. The Lead Filer is specifically authorized to engage in discussions with the Company concerning the Proposal and to agree on modifications or a withdrawal of the Proposal on Pax World's behalf. In addition, Pax World authorizes Amazon.com, Inc. and the U.S. Securities and Exchange Commission to communicate with the above named Lead Filer, as representative of the filer group, in connection with any no-action letter or other related correspondence to this submission.

Pax World requests that, when practical, the Company include Pax World in its communications with the Lead Filer regarding this matter.

We welcome the opportunity to discuss this proposal with you in greater detail. Please contact Heather Smith by email at hsmith@paxworld.com or by phone at (603) 501-7351 if you have any questions regarding this matter.

Sincerely,

Joseph F. Keefe
President & CEO
Pax World Mutual Funds

Encl. Resolution Text
Proof of Ownership Letter

Cc: Natasha Lamb, Arjuna Capital/Baldwin Brothers Inc.

Gender Pay Equity

Whereas:

The median income for women working full time in the United States is reported to be 78 percent of that of their male counterparts. At the current rate, women will not reach pay parity until 2058.

Technology-industry recruiting firm Dice reports men earned nearly 10,000 dollars more than women on average in 2014. Glassdoor's 2014 Tech Company Base Salary Comparison By Gender reports women Software Development Engineers II at Amazon earn 10,150 dollars less than their male counterparts.

Meanwhile, the industry struggles to attract and retain women workers.

Women make up just 26 percent of the US tech workforce, few women hold senior management and board positions, and there are high rates of attrition among women. The Harvard Business Review reports 41 percent of highly qualified scientists, engineers, and technologist in entry level positions are female, yet 56 percent of midcareer women leave the field.

At Amazon, approximately 37 percent of employees are women, and women account for only 25 percent of leadership. The *Seattle Times* reports the city's pay gap has ballooned, pondering, "Did Amazon's growth widen the gender pay gap in Seattle?"

A large body of evidence suggests diversity leads to better performance. Mckinsey & Company states "the business case for the advancement and promotion of women is compelling" finding companies with highly diverse executive teams boasted higher returns on equity (+10.7 percent), earnings performance (+91.4 percent), and stock price growth (+36 percent). McKinsey advocates best practices to address this underleveraged opportunity including "tracking and eliminating gender pay gaps."

The National Center for Women and Information Technology reports benefits of gender diversity include better financial performance, superior team dynamics and productivity, and employee performance.

Regulatory risk exists as the Paycheck Fairness Act of 2014 pends before Congress to improve company-level transparency and strengthen penalties for equal-pay violations.

President Obama signed an executive action requiring companies who do business with the federal government to report pay data by gender and race. The California Senate recently passed the Fair Pay Act, one of the strongest measures yet to close the gender pay gap.

The *Wall Street Journal* reports, "Academic research attributes salary inequalities to several factors—from outright bias to women failing to ask for raises." A Harvard University economist concluded the gap stems from women making less in the same jobs.

Tech peers Salesforce and GoDaddy have publically committed to close the gender pay gap.

Resolved: Shareholders request Amazon prepare a report by October 2016, omitting proprietary information and prepared at reasonable cost, on the Company's policies and goals to reduce the gender pay gap.

The gender pay gap is defined as the difference between male and female earnings expressed as a percentage of male earnings according to the Organization for Economic Cooperation and Development.

Supporting Statement: A report adequate for investors to assess Amazon's strategy and performance would include the percentage pay gap between male and female employees, policies to address that gap, and quantitative reduction targets.

STATE STREET.

Box 5501
Boston, MA 02206
www.statestreet.com

December 16, 2015

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: Amazon.com, Inc. ***FISMA & OMB MEMORANDUM M-07-16***

Dear Ms. Smith,

State Street Bank & Trust Co., DTC Participant Code 0997, acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of Amazon.com, Inc. with Cusip 023135106 with a market value of at least $2,000 for a period of one year as of December 16, 2015.

Amazon.com, Inc.
FISMA & OMB MEMORANDUM M-07-16

Pax World Growth Fund
7,050.000
9L02

Pax World Balanced Fund
43,007.000
9L10

Sincerely,

Derek Lai
Senior Associate